Filed pursuant to Rule 424(b)(3)

Registration No. 333-208704

Prospectus Supplement No. 1

(To Prospectus dated March 21, 2016)

8,000 Shares of Series F Convertible Preferred Stock

(and 2,067,183 Shares of Common Stock Underlying the Series F

Convertible Preferred Stock)

2,067,183 Warrants to Purchase up to 2,067,183 Shares of Common Stock

(and 2,067,183 Shares of Common Stock Issuable Upon Exercise of Warrants)

This prospectus supplement supplements the prospectus dated March 21, 2016 (the “Prospectus”), which relates to the offering of the securities of CombiMatrix Corporation (the “Company,” “we,” or “our”) that are underlying the Series F Convertible Preferred Stock and the Warrants (the “Warrants”) that were part of the immediately separable units we issued in a public offering that closed on March 24, 2016 (the “Offering”). The underlying securities consist of 2,067,183 shares of our common stock, par value $0.001 per share (“Common Stock”), issuable upon conversion of the Series F Convertible Preferred Stock and 2,067,183 shares of Common Stock issuable upon exercise of the Warrants.

This prospectus supplement incorporates into our Prospectus the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on April 26, 2016.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Common Stock and the Warrants are listed on The NASDAQ Capital Market under the symbols “CBMX” and “CBMXW”, respectively. On April 25, 2016, the closing sale price of our Common Stock on The NASDAQ Capital Market was $3.10 per share and the closing sale price of our Warrants on The NASDAQ Capital Market was $1.335 on April 6, 2016, the most recent date on which the Warrants traded.

These are speculative securities. Investing in these securities involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully consider the risk factors beginning on page 10 of the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is April 26, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 21, 2016

CombiMatrix Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-33523	47-0899439
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

310 Goddard, Suite 150
Irvine, CA 92618

(Address of principal executive offices, including zip code)

(949) 753-0624

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.24d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.23e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 21, 2016, pursuant to the authority granted under the CombiMatrix Corporation 2006 Stock Incentive Plan, the Compensation Committee of CombiMatrix Corporation (the “Company”) adopted a 2016 Executive Performance Bonus Plan (the “2016 Bonus Plan”), effective as of January 1, 2016, to provide certain members of the Company’s senior management the opportunity to earn incentive bonuses based on the Company’s attainment of specific financial performance objectives for 2016. The Compensation Committee determined that the Company’s Chief Executive Officer, Mark McDonough, and the Company’s Chief Financial Officer, Scott Burell, are eligible to receive such awards under the 2016 Bonus Plan.

A participant’s bonus under the 2016 Bonus Plan will consist of a cash incentive and will be based on the participant’s achievement of three separate components as follows: (i) 40% tied to the achievement of the Company’s 2016 revenue target as determined by the Company’s Compensation Committee; (ii) 30% tied to the Company’s 2016 gross margin target as determined by the Company’s Compensation Committee; and (iii) 30% tied to the Company’s 2016 EBITDA loss target as determined by the Company’s Compensation Committee. Also each component includes three levels of achievement in order to encourage higher levels of performance.

If the Company achieves 90% of the 2016 target revenue, the target revenue portion of the cash bonus for the CEO and CFO will equal $35,000 and $20,800, respectively. If the Company achieves 100% of the 2016 target revenue, the target revenue portion of the cash bonus for the CEO and CFO will equal $70,000 and $41,600, respectively. If the Company achieves 110% of the 2016 target revenue, the target revenue portion of the cash bonus for the CEO and CFO will equal $87,500 and $52,000, respectively (and the target revenue portion of the cash bonus will be computed on a pro rata basis between 100% and 110% of the target achieved).

If the Company achieves 100% of the 2016 gross margin target, the target gross margin portion of the cash bonus for the CEO and CFO will equal $18,375 and $10,920, respectively. If the Company achieves 105% of the 2016 gross margin target, the target gross margin portion of the cash bonus for the CEO and CFO will equal $52,500 and $31,200, respectively. If the Company achieves 110% of the 2016 gross margin target, the target gross margin portion of the cash bonus for the CEO and CFO will equal $65,625 and $39,000, respectively (and the target gross margin portion of the cash bonus will be computed on a pro rata basis between 105% and 110% of the target achieved).

If the Company achieves 98% of the 2016 EBITDA loss target, the EBITDA loss target portion of the cash bonus for the CEO and CFO will equal $18,375 and $10,920, respectively. If the Company achieves 95% of the 2016 EBITDA loss target, the EBITDA loss target portion of the cash bonus for the CEO and CFO will equal $52,500 and $31,200, respectively. If the Company achieves 90% of the 2016 EBITDA loss target, the EBITDA loss target portion of the cash bonus for the CEO and CFO will equal $65,625 and $39,000, respectively (and the EBITDA loss target portion of the cash bonus will be computed on a pro rata basis between 95% and 90% of the target achieved).

Cash bonus payments, if earned, will be paid once the Company’s auditors have completed their annual audit of the Company’s consolidated financial statements, and will be paid out within seventy-five days following December 31, 2016. In order to receive a bonus payment, the participant must be employed by the Company or its subsidiary at the time bonuses are computed and distributed.

The foregoing information is qualified in its entirety by reference to the actual terms of the 2016 Bonus Plan attached hereto as Exhibit 10.1 and which is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(a) Not Applicable.

(b) Not Applicable.

(c) Not Applicable.

(d) Exhibits.

10.1	2016 Executive Performance Bonus Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMBIMATRIX CORPORATION

Dated: April 27, 2016	By:	/s/ SCOTT R. BURELL
Scott R. Burell, Chief Financial Officer

EXHIBIT 10.1

COMBIMATRIX CORPORATION

2016 EXECUTIVE PERFORMANCE BONUS PLAN

Purpose

Pursuant to the authority granted under CombiMatrix Corporation Compensation Committee Charter, the Compensation Committee (the “Committee”) of CombiMatrix Corporation (the “Company” or “our”) has adopted this 2016 Executive Performance Bonus Plan (the “Plan”) effective as of January 1, 2016. The purpose of this Plan is to motivate executives to achieve the Company’s objectives and to minimize turnover for participants. The Plan is intended to permit the payment of bonuses that qualify as performance-based compensation under Internal Revenue Code Section 162(m).

Structure

The overall performance target bonus for the CEO and CFO shall be 50% and 40% of base salary, respectively. These performance targets shall be allocated to the achievement of three separate components as follows: (i) 40% tied to the achievement of our 2016 revenue budget; (ii) 30% tied to gross margin improvement from our 2016 budget; and (iii) 30% tied to improvement of our 2016 budgeted EBITDA loss. Also, each component includes three levels of achievement in order to encourage higher levels of performance.

Eligible Executives

The following executives are eligible for this program:

Mark McDonough, CEO

Scott Burell, CFO

Payments

In order to receive a bonus, the participant must be employed by CombiMatrix at the time bonuses are distributed. The bonus calculations will occur once the Company’s auditors have completed their annual audit of the Company’s consolidated financial statements. Performance bonuses achieved will be paid out within seventy-five days following December 31, 2016.

There shall be no pro rata allowances in the bonus payout amounts should actual targets achieved fall below the baseline target level, which for each of the three bonus components is defined as the middle (or 2nd) tier. However, bonus payments will be computed on a pro rata basis if achievement of the component target falls between the second and third tiers. In no event will bonus payments exceed the third tier of each of the components.

Compensation Committee Discretion

The Compensation Committee retains the latitude to adjust, or eliminate the award, due to unforeseen circumstances. In order to obtain approval by the Compensation Committee for payout of bonuses under the Plan, expense ratios, cash burn targets and cash collections need to be generally comparable to those defined in the 2016 consolidated budget. The Committee wishes to encourage management and will not withhold approval, if there is substantial performance improvement during 2016.

Respectfully submitted,

THE COMPENSATION COMMITTEE

CombiMatrix Corporation